UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR FINANCIAL HOLDINGS, INC. SAVINGS AND RETIREMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular Financial Holdings, Inc. Savings and
Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Popular Financial Holdings, Inc. Savings and Retirement Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Schedule G, Part III – Schedule of Investment Transactions	10

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular Financial Holdings, Inc. Savings and Retirement Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular Financial Holdings, Inc. Savings and Retirement Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 29, 2006

Popular Financial Holdings, Inc. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (See Note 4)	$37,953,603	$29,270,961
Receivables
Employer contribution	—	1,475,070
Participant contributions	—	394,898

Total receivables	—	1,869,968

Total assets	37,953,603	31,140,929

Liabilities
Refundable contributions	10,925	11,062

Total liabilities	10,925	11,062

Net assets available for benefits	$37,942,678	$31,129,867

See accompanying notes to the financial statements.

Popular Financial Holdings, Inc. Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (See Note 4)	$576,783
Interest and dividend income, investments	451,949
Interest income, participants’ loans	51,035

1,079,767

Contributions
Employer	2,985,763
Participants	6,084,749

9,070,512

Total additions	10,150,279

Deductions
Deductions from net assets attributed to
Benefits paid to participants	3,310,276
Refundable contributions	10,925
Administrative expenses	16,267

Total deductions	3,337,468

Net increase	6,812,811

Net assets available for benefits
Beginning of year	31,129,867

End of year	$37,942,678

See accompanying notes to the financial statements.

Popular Financial Holdings, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

The following description of the Popular Financial Holdings, Inc. (the “Company”) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have 30 days of service and are age twenty-one or older.

Effective January 1, 2005 the name of the Equity One, Inc. Savings and Retirement Plan was changed to Popular Financial Holdings, Inc. Savings and Retirement Plan.

Effective March 28, 2005, for mandatory distributions greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan, or to receive the distribution directly, then the Plan Administrator will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Plan Administrator.

Effective May 1, 2005 employees who are eligible to make elective deferral contributions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to, the limitations of IRS Code Section 414(v).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and other discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Years of Vesting Service	Vesting Percentage
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100
One year of service is defined as a service period in which 1,000 or more hours of service are completed. A service period is a one-year period ending on December 31.

Contributions

Each year participants may contribute a percentage of their annual wages excluding fringe benefits up to a maximum of $14,000 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds as investment options for participants in addition to stock in Popular, Inc., which is the ultimate parent company of the Plan’s sponsor. The Company contributes $1 for each pre-tax $1 contributed by an employee up to 5% of the employee’s

Popular Financial Holdings, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
compensation. In addition, the Company makes a discretionary contribution which is allocated to participants actively employed on the last day of the Plan year based on their pro rata share of total compensation (excluding fringe benefits). Contributions are subject to certain limitations. Also, beginning May 1, 2005 employees who are eligible to make elective deferral contributions under this Plan and who have attained age 50 before the close of the Plan Year are entitled to make catch-up contributions in accordance with, and subject to, the limitation of, IRS Code Section 414(v).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.00 percent to 9.50 percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $5,348 and $180,579, respectively, and are included in the Plan’s net assets. These accounts will be used to reduce future employer contributions. During 2005, forfeitures applied to reduce employer contributions totaled $441,000 and are shown net of employer contributions in the Statements of Changes in Net Assets Available for Benefits.

Refundable Contributions

Refundable contributions totaled $10,925 at December 31, 2005. These excess contributions arise as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations.

Plan Merger and Restatement

Effective April 1, 2006, Popular Financial Holdings, Inc’s Savings and Retirement Plan was merged with Popular, Inc.’s USA Profit Sharing/401(k) Plan and restated as Popular, Inc. USA 401(k) Savings and Investment Plan. In April of 2006, certain accounts from a profit sharing plan established by Banco Popular de Puerto Rico were transferred into this plan.

Popular Financial Holdings Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
2.	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value. Popular Inc. Common Stock is valued at its quoted market price at December 31, 2005. Nonregistered separate accounts managed by Principal Investments are valued daily based on the market value of the underlying assets in each separate account.

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The weighted average cost basis is used when computing realized gain or loss.

Administrative Expenses

Administrative expenses are charged to the Plan, with the exception of trustee’s fees, which are paid by the Company. In 2005, the trustee's Fees waived the trustee.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Tax Status

The Plan is an adoption of a non-standardized prototype plan of Principal Life Insurance Company. The most recent opinion letter stating that the form of the prototype plan meets the requirements for tax qualification under section 401(a) of the Internal Revenue Code of 1986, as amended, was issued by the Internal Revenue Service on August 7, 2001. The Company received an individual determination letter, dated October 7, 2003, from the IRS stating that the Plan meets the requirements for tax qualification.

The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Popular Financial Holdings Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Investments

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk(*).

	December 31, 2005			December 31, 2004
	Shares/			Shares/
	Units	Fair Value		Units	Fair Value
Principal Stable Value Fund	286,923	$4,380,450	*	239,347	$3,529,953	*
Principal Bond & Mortgage Separate Account	3,114	1,945,128	*	2,368	1,453,725
Principal Government & HQ Bond Separate Account	84,272	1,523,331		73,486	1,312,072
Principal Large Cap Stock Index Separate Account	66,982	2,813,561	*	16,306	659,634
Principal Lifetime Strategic Income Separate Account	—	—		7,470	94,615
Principal Lifetime 2010 Separate Account	—	—		13,112	167,168
Principal Lifetime 2020 Separate Account	—	—		33,051	423,872
Principal Lifetime 2030 Separate Account	—	—		161,274	2,036,248	*
Principal Lifetime 2040 Separate Account	—	—		17,465	221,349
Principal Lifetime 2050 Separate Account	—	—		12,200	149,532
Principal U.S. Property Separate Account	1,501	699,571		650	257,425
Principal Mid-Cap Stock Index Separate Account	—	—		6,923	114,564
Principal Partners Large-Cap Growth I Separate Account	470,570	4,087,716	*	379,629	3,091,546	*
Principal Partner Mid-Cap Growth Separate Account	—	—		200,658	2,182,374	*
Principal Partner Small-Cap Value Separate Account	62,750	1,125,857		30,703	516,062
Principal Small-Cap Stock Index Separate Account	—	—		21,843	394,696
AM Funds Hi-Inc Tr R3 Fund	—	—		7,647	96,432
American Century Equity Inc Adv	166,918	1,305,302		85,357	692,247
Am Funds Wash Mutual R3 Fund	16,467	505,704		5,631	172,638
AIM Basic Value A Fund	—	—		48,575	1,574,815	*
Frank Russell LifePoints Aggressive Strategy E Fund	337,833	3,814,137	*	66,599	707,283
Frank Russell LifePoints Balanced Strategy E Fund	211,652	2,387,437	*	97,363	1,053,464
Frank Russell LifePoints Const E Fund	25,292	271,125		19,390	208,440
Frank Russell LifePoints Equity Aggressive Strategy E Fund	103,439	1,127,486		37,426	376,882
Frank Russell LifePoints Moderate Strategy E Fund	84,390	924,912		52,295	563,215
Am Funds Growth Fund of Am R3 Fund	—	—		31,221	846,092
Fidelity Adv Mid-Cap T Fund	—	—		44,441	1,120,806
Fidelity Adv Small-Cap T Fund	51,264	1,259,041		17,014	419,058
Putnam International Equity A Fund	71,862	1,877,748		49,909	1,181,845
Popular Inc.	136,669	2,890,558	*	101,498	2,926,184	*
Am Century Vista Adv Fund	247,108	3,835,113	*	—	—

		36,774,177			28,544,236
Participant loans		1,179,426			726,725

		$37,953,603			$29,270,961

Popular Financial Holdings, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $576,783 as follows:

Mutual funds	$1,497,039
Common stock	(920,256)

$576,783

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Principal Investments. Principal Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan is also invested in the common stock of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan.
7.  Prohibited Transactions
During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a significant discount from market value. The deadline for exercising the Rights was December 19, 2005.
Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan, and the subsequent exercise of the Rights by participants of the Plan, would violate ERISA Section 407(a)(1) unless an exemption is issued. Also, the prohibited transaction rules of ERISA Sections 406(a), 406(b)(l), and 406(b)(2) prohibit transactions involving a plan and a party in interest to the plan, so that the exercise of the Rights by the Plan’s participants would violate those sections, unless an exemption is issued.
The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.
Popular, Inc. expects to file a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(a) of ERISA and Section 4975(c)(2) of the United States Internal Revenue Code of 1986, as amended (the “US Code”), which would apply to the Plan. Plan Sponsor believes that the DOL will issue the individual prohibited transaction exemptions covering the Plan, as described in the Exemption Petition. This conclusion is supported by the fact that, in the past, the DOL has issued individual prohibited transaction exemptions in connection with the receipt by other ERISA retirement Plans of subscription rights in similar transactions.
As a result of the exercise of the subscription rights by the Plan’s participants, a total 1,122 stock rights were exercised at a price of $21 per right, for a total proceeds of $23,562.

Popular Financial Holdings, Inc. Savings and Retirement Plan

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005	Exhibit I

		(c) Description of	(d) Current
(a)	(b) Identity of issue	investment	Value
*	Principal Stable Value Fund	286,923 shares	$4,380,450
	Fidelity Adv Small Cap T Fund	51,264 shares	1,259,041
	American Century Eqty Inc Adv	166,918 shares	1,305,302
*	Principal Government & HQ Bond Separate Account	84,272 shares	1,523,331
	AM Century Vista Adv Fund	247,108 shares	3,835,113
	AM Funds Wash Mutual R3 Fund	16,467 shares	505,704
*	Principal U.S. Property Separate Account	1,501 shares	699,571
*	Principal Bond & Mortgage Separate Account	3,114 shares	1,945,128
*	Principal Partners Large-Cap Growth I	66,982 shares	2,813,561
	Separate Account	470,570 shares	4,087,716
*	Principal Partners Small-Cap Value Separate Account	62,750 shares	1,125,857
	Putnam International Equity A Fund	71,862 shares	1,877,748
	Frank Russell LifePoints Moderate Strategy E Fund	84,390 shares	924,912
	Frank Russell LifePoints Balanced Strategy E Fund	211,652 shares	2,387,437
	Frank Russell LifePoints Aggressive Strategy E Fund	337,833 shares	3,814,137
	Frank Russell LifePoints Const E Fund	25,292 shares	271,125
	Frank Russell LifePoints Equity Aggr Strategy E Fund	103,439 shares	1,127,486
*	Popular Inc.	136,669 shares	2,890,558
*	Participant Loans - Interest rates range between 4.00% and 9.50%		1,179,426

			$37,953,603

*	Party-in-interest to the Plan

Popular Financial Holdings, Inc. Savings and Retirement Plan Schedule G, Part III — Schedule of Nonexempt Transactions Schedule December 30, 2005	Supplemental
Exhibit II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Popular Inc.	Parent Company of Plan Sponsor	Subscription Rights Offering to each holder of Popular, Inc. common stock as of record date of November 7, 2005	N/A*	N/A	N/A	N/A	N/A	N/A	N/A
*Popular, Inc. made a special rights offering pursuant to which each holder of record of its common stock on November 7, 2005 received one (1) nontransferable right for each twenty-six (26) shares of Common Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Common Stock at a significant discount from market value. As a result of the exercise of the subscription rights by the Plan’s participants, a total 1,122 stock rights were exercised at a price of $21 per right, for total proceeds of $23,562.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR FINANCIAL HOLDINGS, INC. SAVINGS AND
RETIREMENT PLAN
(Registrant)

Date: June 29, 2006	By: /s/ Matt McGarvey

Matt McGarvey
Authorized Representative